STOCK AWARD AGREEMENT

        This Agreement is made effective as of the 16th day of May, 2003 between Ener1, Inc., a Florida corporation (the “Company”), and Ronald Stewart, an Individual.

        Whereas, Mr. Stewart is currently serving as a director of the Company, as well as the Chief Executive Officer of the Company and the Chief Operating Officer of Ener1 Battery Company and EnerLook Health Care Solutions, Inc., both subsidiaries of the Company;

        Whereas, the Company desires to continue to employ Mr. Stewart as a director and its Chief Executive Officer, and as the Chief Operating Officer of Ener1 Battery Company and EnerLook Health Care Solutions, Inc., and the Executive desires to continue to serve in such capacities; and

        Whereas, in partial compensation for his services to the Company and its subsidiaries, the Company has agreed to issue a stock award to Mr. Stewart on the terms and conditions set forth herein.

        Now, therefore, in consideration of the premises and for other good and valuation consideration, the parties agree as follows:

    1.        Mr. Stewart will continue to serve as the Company’s Chief Executive Officer until the Board of Directors of the Company identifies and elects a candidate who will assume the role of Chief Executive Officer on a permanent basis.

    2.        The Company will issue 300,000 shares of its common stock, par value $0.01 per share, to Mr. Stewart. The Company will, prior to December 31, 2003, cause, solely at its own expense, the resale of such shares to be registered under a Form S-8 (or any successor form) filed by the Company with the Securities and Exchange Commission. Mr. Stewart understands that the shares have not been registered under the Securities Act of 1933, as amended, or any state securities laws, and may not be offered for sale, sold, assigned or transferred without registration under the Securities Act or applicable state laws or an exemption therefrom.

    3.        Any compensation hereunder shall be in addition to any compensation paid to Mr. Stewart by the Company as an employee and not deemed a part thereof.

    4.        The Terms of this Agreement shall be governed by and construed under the laws of the State of Florida without regard to its principles of conflicts of laws.

    5.        Neither party may assign this Agreement or the rights and obligations hereunder without consent of the other party. This Agreement shall be binding upon and inure to the benefit of the Company, its permitted successors and assigns and Mr. Stewart, his representatives and heirs.

    6.        This Agreement constitutes the entire agreement of the parties hereto with respect to the subject matter hereof and may not be modified or amended in any way except in writing by the parties hereto.

Wherefore, the parties have executed this Agreement effective as of the first date above.

ENER1, INC. By: _______________________ Name: _______________________ Title: _______________________	RONALD STEWART ________________________